UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 12)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$529,440.02	Filing Party:	Stryker B.V., Stryker Delaware, Inc. and Stryker Corporation

Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 12 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on December 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference into all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

1.	The Offer to Purchase is hereby amended and supplemented as follows:

The terms of the Offer have been changed to eliminate the procedures for guaranteed delivery described in the initial Offer to Purchase. Accordingly, Wright shareholders may not tender Shares to Purchaser pursuant to the Offer through guaranteed delivery procedures and will not be able to tender shares using a Notice of Guaranteed Delivery. Instead, Wright shareholders who wish to tender Shares to Purchaser pursuant to the Offer must (i) make their certificates available to the Depositary or comply with the procedures for book-entry transfer, as applicable, and (ii) deliver any other required documents to the Depositary, in each case prior to the Expiration Time (or, if the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period).

All references in the Offer to Purchase, the Letter of Transmittal, the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO) and the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(E) to the Schedule TO) to procedures for guaranteed delivery for tendering Shares pursuant to the Offer and to the Notice of Guaranteed Delivery or any form thereof are hereby deleted in their entirety, and such documents are hereby further amended to reflect necessary conforming changes in light of such deletions. As a result of these deletions and amendments, the disclosure in the Offer to Purchase under the heading “Tenders” in Section 3—“Procedures for Accepting the Offer and Tendering Shares” now reads in its entirety as follows:

Tenders. In order for Shares to be validly tendered pursuant to the Offer, Wright shareholders must follow these procedures:

•

If you are a record holder and you hold Shares in book-entry form on the books of Wright’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at DTC, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period or, if applicable, the Minority Exit Offering Period): (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined below); (b) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Please contact Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) for assistance.

2.

The Offer to Purchase is hereby amended and supplemented by amending and restating the eleventh paragraph of the cover page of the Offer to Purchase and the last paragraph on page 4 of the Introduction of the Offer to Purchase in their entirety to read as follows:

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM), which approval has been obtained, and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is on the date of the Mergers. See Section 5B. — “Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Mergers.” Upon completion of the Mergers, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

3.

The Offer to Purchase is hereby amended and supplemented by amending and restating the penultimate bullet of the Summary Term Sheet on page iv of the Offer to Purchase in its entirety to read as follows:

•

o subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”), whereby any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is on the date of the Mergers. See Section 5B. — “Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization – Mergers,” and

4.

The Offer to Purchase is hereby amended and supplemented by adding the following text immediately after the fourth paragraph of the Summary Term Sheet on page x (after the response to the question “If I decide not to tender, how will the Offer affect my Shares and what will happen to Wright?”):

If I decide not to tender my shares and the Mergers are consummated, will the amounts payable to me be subject to Dutch withholding tax?

Based on current Dutch tax law, the Mergers should in principle not qualify as a taxable event for purposes of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) and should therefore not be subject to Dutch dividend withholding tax (dividendbelasting). This has been confirmed in a formal tax ruling. However, a legislative proposal (the Emergency Act on Conditional Final Dividend Withholding Tax Levy (Spoedwet conditionele eindafrekening dividendbelasting); hereafter referred to as the “Proposal”) has been submitted to the Dutch parliament providing inter alia for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers. If the Proposal is enacted in its current form, Dutch dividend withholding tax (dividendbelasting) would retroactively become due in respect of any cash compensation payable upon completion of the Mergers to any Wright shareholders who did not tender their Shares pursuant to the Offer and who did not exercise any Merger Withdrawal Right (as defined below). Such withholding tax would be imposed at the statutory rate of 15% to the extent that the amount of the cash compensation exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes, subject to any exemption, reduction or refund that may be available to such non-tendering Wright shareholders. To take into account such potential withholding obligation, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Proposal or any replacement legislative proposal with substantially the same scope were enacted in the form it is on the date of the Mergers. As a result, the net amount received by such non-tendering Wright shareholders may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer.

If, after completion of the Mergers, Stryker and Purchaser determine in good faith (having obtained advice from outside tax counsel) that: (i) Dutch dividend tax withholding by Wright, Wright Luxembourg, Wright Bermuda or its respective legal successor (rechtsopvolger) was required in connection with the Mergers, Stryker and Purchaser will cause the amounts so withheld to be remitted to the appropriate Dutch governmental authority; or (ii) no Dutch dividend tax withholding by Wright, Wright Luxembourg, Wright Bermuda or its respective legal successor (rechtsopvolger) was required in connection with the Mergers, Stryker and Purchaser will cause the amounts so withheld to be remitted to the former Wright shareholders from whom such amounts were withheld. The right to any remittance set forth under point (ii) above, shall be personal to each such former Wright shareholder and shall not be assignable or otherwise transferable for any reason (except by will or by the operation of the laws of descent after the death of a natural holder thereof). Any attempted transfer of such right by any holder thereof (other than as permitted by the preceding sentence) shall be null and void.

See Section. —“Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Mergers” for a more detailed discussion of the Dutch tax consequences of the Mergers.

5.

The Offer to Purchase is hereby amended and supplemented by amending and restating the first sentence following the heading “Foreign Tax Credit” of Section 5A—“U.S. Federal Income Tax Consequences” on page 16 of the Offer to Purchase to read as follows:

A U.S. Holder may be subject to Dutch dividend withholding tax (dividendbelasting), as further described in Section 5B. — “Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Asset Sale and Liquidation; Mergers.”

6.

The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph under the heading “Mergers” of Section 5B—“Certain Dutch Tax Consequences” on page 19 of the Offer to Purchase to read as follows:

Based on current Dutch tax law, the Mergers should in principle not qualify as a taxable event for purposes of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) and should therefore not be subject to Dutch dividend withholding tax (dividendbelasting). This has been confirmed in a formal tax ruling. However, a legislative proposal (the Emergency Act on Conditional Final Dividend Withholding Tax Levy (Spoedwet conditionele eindafrekening dividendbelasting); hereafter referred to as the “Proposal”) has been submitted to the Dutch parliament providing inter alia for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers. If the Proposal is enacted in its current form, Dutch dividend withholding tax (dividendbelasting) would retroactively become due in respect of any cash compensation payable upon completion of the Mergers to any Wright shareholders who did not tender their Shares pursuant to the Offer and who did not exercise any Merger Withdrawal Right (as defined below). Such withholding tax would be imposed at the statutory rate of 15% to the extent that the amount of the cash compensation exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes, subject to any exemption, reduction or refund that may be available to such non-tendering Wright shareholders. Furthermore, although the non-tendering Wright shareholders would be the taxpayers for such Dutch dividend withholding tax, Wright, Wright Luxembourg or Wright Bermuda may become obligated to withhold the Dutch dividend withholding tax pursuant to the Proposal. Consequently, to take into account such potential withholding obligation, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Proposal or any replacement legislative proposal with substantially the same scope were enacted in the form it is on the date of the Mergers. If, after completion of the Mergers, Stryker and Purchaser determine in good faith (having obtained advice from outside tax counsel) that:

(i)

pursuant to the relevant Dutch law enacting the Proposal or any replacement legislative proposal with substantially the same scope (the “Dutch Exit Tax”), Wright, Wright Luxembourg, Wright Bermuda or its respective legal successor (rechtsopvolger) is required to withhold Dutch dividend tax withholding, Stryker and Purchaser will cause the amounts so withheld to be remitted to the appropriate Dutch governmental authority, provided that the Dutch Exit Tax has been enacted (inwerkingtreding) prior to 1 January 2022; or

(ii)

(A) neither the Proposal nor any replacement legislative proposal with substantially the same scope has been enacted prior to 1 January 2022; or (B) if the Dutch Exit Tax is enacted prior to 1 January 2022, no Dutch dividend tax withholding had to be withheld by Wright, Wright Luxembourg, Wright Bermuda or its respective legal successor (rechtsopvolger) pursuant to the Dutch Exit Tax, Stryker and Purchaser will cause the amounts so withheld to be remitted to the former Wright shareholders from whom such amounts were withheld.

The right to any remittance set forth under point (ii) above, shall be personal to each such former Wright shareholder and shall not be assignable or otherwise transferable for any reason (except by will or by the operation of the laws of descent after the death of a natural holder thereof). Any attempted transfer of such right by any holder thereof (other than as permitted by the preceding sentence) shall be null and void.

If the Dutch Exit Tax applies, the net amount received by such non-tendering Wright shareholders may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer.

7.	The Offer to Purchase is hereby amended and supplemented by amending and restating the second bullet of Section 9—“Source and Amount of Funds” on page 23 of the Offer to Purchase to read as follows:

•

subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, complete the Mergers, whereby any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is in on the date of the Mergers. See Section 5B — “Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Mergers”, and

8.

The Offer to Purchase is hereby amended and supplemented by amending and restating the paragraph following the heading “Mergers” of Section 12—“Purpose of the Offer; Plans for Wright” on pages 47-48 of the Offer to Purchase to read as follows:

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM), which approval has been obtained, and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into Wright Luxembourg with Wright Luxembourg surviving the merger, (ii) Wright Luxembourg will merge with and into Wright Bermuda with Wright Bermuda surviving the merger and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger. Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is in on the date of the Mergers. See Section 5B—“Certain Dutch Tax Consequences —Certain Other Dutch Tax Aspects Specific to the Post-Offer Reorganization — Mergers”.

Upon completion of the Mergers, Wright will be an indirect wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

9.

The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees is hereby amended and supplemented by amending and restating the sixth paragraph after “The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer” to read as follows:

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM), which approval has been obtained, and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is on the date of the Mergers. See Section 5B—“Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Mergers.” Upon completion of the Mergers, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

10.

The Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees is hereby amended and supplemented by amending and restating the sixth paragraph after “The Wright Board unanimously recommends that Wright shareholders accept the Offer and tender their Shares in the Offer” to read as follows:

In the event that the Mergers are implemented, which is subject to (a) the approval of the Merger Resolutions by Wright shareholders at the EGM (or any subsequent EGM), which approval has been obtained, and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, Wright and Purchaser will complete a series of mergers whereby (i) Wright will merge with and into a Luxembourg société anonyme that is a direct, wholly owned subsidiary of Wright (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Wright shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less any withholding taxes required to be withheld under applicable tax law. In addition, Stryker and Purchaser intend to deduct and withhold an amount equal to the Dutch dividend withholding tax that would become due if the Dutch legislative proposal providing for the imposition of Dutch dividend withholding tax (dividendbelasting) in connection with certain cross-border mergers were enacted in the form it is on the date of the Mergers. See Section 5B—“Certain Dutch Tax Consequences — Certain Other Dutch Tax Aspects Specific to the Offer and the Post-Offer Reorganization—Mergers.” Upon completion of the Mergers, Wright will be an indirect, wholly owned subsidiary of Stryker. No compensation will be paid to non-tendering Wright shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	[Reserved]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(a)(5)(H)	Press Release, dated February 26, 2020 *

(a)(5)(I)	Social media posts, dated March 18, 2020 *

Exhibit No.	Description

(a)(5(J)	Press Release, dated April 27, 2020 *

(a)(5)(K)	Press Release, dated June 29, 2020 *

(a)(5)(L)	Press Release, dated August 28, 2020 *

(a)(5)(M)	Press Release, dated September 29, 2020 *

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

*	Previously filed.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	[Reserved]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(a)(5)(H)	Press Release, dated February 26, 2020 *

(a)(5)(I)	Social media posts, dated March 18, 2020 *

(a)(5(J)	Press Release, dated April 27, 2020 *

(a)(5)(K)	Press Release, dated June 29, 2020 *

(a)(5)(L)	Press Release, dated August 28, 2020 *

(a)(5)(M)	Press Release, dated September 29, 2020 *

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020

Stryker B.V.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	Managing Director

By:	/s/ Stuart Silk
	Name:	Stuart Silk
	Title:	Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	President

Stryker Corporation

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	President and Chief Operating Officer